Twin Vee PowerCats Co.

3101 S. US-1

Ft. Pierce, Florida 34982

January 28, 2026

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Twin Vee Powercats Co. Registration Statement on Form S-1 (File No. 333-292661)

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time on Friday, January 30, 2026, or as soon thereafter as practicable.

Please contact Arthur S. Marcus, Esq. of Sichenzia Ross Ference Carmel LLP at (516) 459-9161, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

TWIN VEE POWERCATS CO.

By:	/s/ Joseph C. Visconti
Name:	Joseph C. Visconti
Title:	Chief Executive Officer